Exhibit 8.1

Subsidiaries List

Name of Subsidiary	Jurisdiction of Incorporation
Camtek H.K. Ltd.	Hong Kong
Camtek USA Inc.	New Jersey, USA
Camtek (Europe) NV	Belgium
Camtek Germany GmbH	Germany
Camtek Inspection Technology (Suzhou) Ltd.	China
Camtek Japan Ltd.	Japan
Camtek Inspection Technology Limited	Taiwan
Camtek South East Asia Pte Ltd.	Singapore
Camtek Korea Ltd.	South Korea
Camtek Germany Holding GmbH	Germany
FRT GmbH	Germany